UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
Report on Form 6-K dated February 12, 2020
Commission File Number 1-14846
AngloGold Ashanti Limited
(Name of registrant)
76 Rahima Moosa Street
Newtown, 2001
(P.O. Box 62117, Marshalltown, 2107)
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of
Form 20-F or Form 40-F.
Form 20-F X
Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1):
Yes
No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7):
Yes
No X

Indicate by check mark whether the registrant by furnishing the information contained in this
Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934.
Yes
No X
Enclosure: Press release:
ANGLOGOLD ASHANTI TRADING STATEMENT FOR THE
YEAR ENDED 31 DECEMBER 2019

AngloGold Ashanti Limited
(Incorporated in the Republic of South Africa)
Reg. No. 1944/017354/06
ISIN. ZAE000043485 – JSE share code: ANG
CUSIP: 035128206 – NYSE share code: AU
(“AngloGold Ashanti” or the “Company”)

12 February 2020

NEWS RELEASE

ANGLOGOLD ASHANTI TRADING STATEMENT FOR THE YEAR ENDED
31 DECEMBER 2019

AngloGold Ashanti will release results for the year ended 31 December 2019 (“the period”) on the
Johannesburg Stock Exchange News Service on 21 February 2020.

With reference to the Listings Requirements of the JSE Limited, issuers are required to publish a trading statement as soon as they become reasonably certain that the financial results for the period to be reported on next, will differ by at least 20% from those of the previous corresponding reporting period.

Expected headline earnings and basic loss

Shareholders are advised that the Company has reasonable certainty that the headline earnings for the period are expected to be between $357 million and $401 million, with headline earnings per share
(“HEPS”) of between 86 cents and 96 cents. Headline earnings and HEPS for the comparative period were $220 million and 53 cents, respectively.

The total basic loss (from continuing and discontinued operations) for the period is expected to be between $26 million and $0 million, resulting in a total basic loss per share of between 6 cents and
0 cents. Basic earnings and basic earnings per share for the comparative period were $133 million and
32 cents, respectively.

The total basic loss (from continuing and discontinued operations) for the period was negatively impacted by a non-cash impairment charge of $385 million (post-tax) or 92 cents per share related to the sale of the South African operations as described below.

South African asset sale and impact of IFRS 5

On 12 February 2020, the Company announced an agreement to sell its remaining South African producing assets and related liabilities to Harmony Gold Mining Company Limited for consideration in cash and deferred payments with expected proceeds of $300 million, subject to subsequent performance, and with additional proceeds if the West Wits assets are developed below current infrastructure.

In terms of International Financial Reporting Standards, IFRS 5 Non-current Assets Held for Sale and
Discontinued Operations, the Company has determined that the sale of its remaining South African producing assets and related liabilities are required to be treated as non-current assets held for sale and disclosed as discontinued operations. This accounting treatment will result in the separation of the earnings disclosures between continuing operations and discontinued operations in the current period results. The earnings disclosures for all comparative periods presented will also be separated between continuing and discontinued operations to align with the current year disclosures as required by IFRS 5.

The effect of the application of IFRS 5 on the current and comparative period earnings will be explained in the Company’s results announcement on 21 February 2020, which shareholders should consider in order to gain a full appreciation of the Company’s financial performance.

The classification of the remaining South African producing assets and related liabilities to held for sale resulted in a non-cash impairment charge of $385m (post-tax) or 92 cents per share accounted for in order to reflect these assets and liabilities at the lower of carrying value and fair value less costs to sell, therefore negatively impacting the total basic loss for the current period.

Headline earnings

The expected overall increase in headline earnings for the period compared to the comparative period was primarily due to the following reasons:
·
The higher gold price received on gold sold during the period, coupled with weaker local currencies assisted the improved financial performance of the Company and more than negated the lower gold output, higher operating costs mainly due to inflation and lower grades, and the payment of higher royalties and taxes.
·
Income from Kibali and other equity investments increased by $46 million (post-tax) or 11 cents per share.

Total basic loss (from continuing and discontinued operations)

In addition to the effects on headline earnings, total basic loss (from continuing and discontinued
operations) was negatively impacted by the non-cash impairment charge of the South African asset sale as described above.

This was partially off-set by the non-recurrence of significant once-off items affecting basic earnings for the prior period as follows:
·
A non-cash impairment of the Uranium plant relating to Mine Waste Solutions of $66 million
(post-tax) or 16 cents per share.
·
Retrenchment costs related to the restructured South African operations of $25 million
(post-tax) or 6 cents per share.

The current period headline earnings and total basic loss (from continuing and discontinued operations)
were also negatively impacted by the recognition of an increase in the non-cash environmental rehabilitation obligation of $15m (post-tax) or 4 cents per share as a result of the changes in environmental legislation in Brazil relating to tailings storage facilities.

The forecast financial information on which this trading statement is based has not been reviewed or reported on by AngloGold Ashanti’s external auditors.

Johannesburg
12 February 2020

JSE Sponsor: The Standard Bank of South Africa Limited
CONTACTS

Media

Chris Nthite +27 11 637 6388/+27 83 301 2481
cnthite@anglogoldashanti.com

General inquiries
media@anglogoldashanti.com

Investors

Sabrina Brockman +1 646 880 4526/ +1 646 379 2555
sbrockman@anglogoldashanti.com

Yatish Chowthee +27 11 637 6273 / +27 78 364 2080
yrchowthee@anglogoldashanti.com

Fundisa Mgidi +27 11 637 6763 / +27 82 821 5322
fmgidi@anglogoldashanti.com
Certain statements contained in this document, other than statements of historical fact, including, without limitation, those concerning the economic outlook for the gold mining industry, expectations regarding gold prices, production, cash costs, all in sustaining costs, all in costs, cost savings and other operating results, return on equity, productivity improvements, growth prospects and outlook of AngloGold Ashanti’s operations, individually or in the aggregate, including the achievement of project milestones, commencement and completion of commercial operations of certain of AngloGold Ashanti’s exploration and production projects and the completion of acquisitions, dispositions or joint venture transactions, AngloGold Ashanti’s liquidity and capital resources and capital expenditures and the outcome and consequence of any potential or pending litigation or regulatory proceedings or environmental health and safety issues, are forward looking statements regarding AngloGold Ashanti’s operations, economic performance and financial condition.
These forward looking statements or forecasts involve known and unknown risks, uncertainties and other factors that may cause AngloGold
Ashanti’s actual results, performance or achievements to differ materially from the anticipated results, performance or achievements expressed or implied in these forward looking statements. Although AngloGold Ashanti believes that the expectations reflected in such forward looking statements and forecasts are reasonable, no assurance can be given that such expectations will prove to have been correct.
Accordingly, results could differ materially from those set out in the forward looking statements as a result of, among other factors, changes in economic, social and political and market conditions, the success of business and operating initiatives, changes in the regulatory environment and other government actions, including environmental approvals, fluctuations in gold prices and exchange rates, the outcome of pending or future litigation proceedings, and business and operational risk management.
For a discussion of such risk factors, refer to AngloGold Ashanti’s annual report on Form 20 F for the year ended 31 December 2018, which was filed with the United States Securities and Exchange Commission (“SEC”). These factors are not necessarily all of the important factors that could cause AngloGold Ashanti’s actual results to differ materially from those expressed in any forward looking statements. Other unknown or unpredictable factors could also have material adverse effects on future results. Consequently, readers are cautioned not to place undue reliance on forward looking statements. AngloGold Ashanti undertakes no obligation to update publicly or release any revisions to these forward looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events, except to the extent required by applicable law. All subsequent written or oral forward looking statements attributable to AngloGold
Ashanti or any person acting on its behalf are qualified by the cautionary statements herein.
The financial information contained in this news release has not been reviewed or reported on by the Company's external auditors.
This communication may contain certain “Non GAAP” financial measures. AngloGold Ashanti utilises certain Non GAAP performance measures and ratios in managing its business. Non GAAP financial measures should be viewed in addition to, and not as an alternative for, the reported operating results or cash flow from operations or any other measures of performance prepared in accordance with IFRS. In addition, the presentation of these measures may not be comparable to similarly titled measures other companies may use. AngloGold
Ashanti posts information that is important to investors on the main page of its website at www.anglogoldashanti.com and under the
“Investors” tab on the main page. This information is updated regularly. Investors should visit this website to obtain important information about AngloGold Ashanti.
Incorporated in the Republic of South Africa Reg No: 1944/017354/06
ISIN. ZAE000043485 – JSE share code: ANG CUSIP: 035128206 – NYSE share code: AU
Website: www.anglogoldashanti.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AngloGold Ashanti Limited
Date: February 12, 2020
By: /s/ M E SANZ PEREZ
Name:     M E Sanz Perez
Title:
EVP: Group Legal, Commercial & Governance